FILED PURSUANT TO RULE 424(B)(3)

File Number 333-144884

ARAMARK CORPORATION

SUPPLEMENT NO. 3 TO

MARKET MAKING PROSPECTUS DATED

AUGUST 7, 2007

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 16, 2007

ON NOVEMBER 16, 2007, ARAMARK CORPORATION FILED THE ATTACHED FORM 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 12, 2007

ARAMARK CORPORATION

(Exact name of registrant as specified in charter)

Delaware	001-04762	95-2051630
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1101 Market Street Philadelphia, Pennsylvania	19107
(Address of Principal Executive Offices)	Zip Code

Registrant’s telephone, including area code: 215-238-3000

N/A

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers, Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Amendment to Employment Agreement with Joseph Neubauer

On November 15, 2007, the employment agreement of Joseph Neubauer, Chairman and Chief Executive Officer of the ARAMARK Corporation (the “Company”), dated November 2, 2004, was amended so that the agreement would comply with Section 409A of the Internal Revenue Code (the “Code”). The amendment provides that since Mr. Neubauer is a “specified employee” within the meaning of Section 409A of the Code, payment(s) under the agreement cannot be made until six months after his employment terminates except to the extent permitted under Section 409A. A copy of the employment agreement amendment is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Management Stock Incentive Plan

Holdings, the Company’s ultimate parent, established the ARAMARK Holdings Corporation 2007 Management Stock Incentive Plan (the “Stock Incentive Plan”) in January 2007. The Board of Directors (the “Board”) of ARAMARK Holdings Corporation (“Holdings”) approved, and the stockholders of Holdings adopted by written consent, an amended and restated Stock Incentive Plan on November 13, 2007. The Stock Incentive Plan, as amended and restated, incorporates certain changes, including (1) adding the provisions from a February 2007 amendment to permit the issuance of director deferred stock units, (2) providing that the Holdings Compensation and Human Resources Committee can change the form of award agreement for future awards in order to correct defects, supply omissions, reconcile inconsistencies, or aid in the administration of the Stock Incentive Plan and (3) establishing limits on the number of shares for which options or other share-based awards may be granted to any participant in any year and on the amount of a performance-based award under the Stock Incentive Plan that may be paid in cash to any participant in any year. A copy of the Stock Incentive Plan, as amended and restated, is attached as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Form of Non Qualified Stock Option Agreement

Stock options granted under the Stock Incentive Plan have been, and will in the future be, awarded pursuant to a Non-Qualified Stock Option Agreement with Holdings (the “Option Agreement”). On November 13, 2007, the Board of Directors of Holdings approved a new form of Option Agreement that is similar to the forms that have been filed previously. Changes include that a Certificate of Grant has been incorporated into the form of agreement and the illustrative examples in the Option Agreement have been modified. In addition, the Board of Holdings approved the adjustment of the EBIT targets for outstanding performance-based options to reflect certain acquisitions and dispositions in accordance with the terms of the Option Agreement. The revised annual

EBIT targets for fiscal years 2007, 2008, 2009, 2010 and 2011 are $705.1 million, $755.2 million, $815.5 million, $886.0 million and $953.0 million, respectively. The revised cumulative EBIT targets for fiscal years 2009, 2010 and 2011 are $1,570.7 million, $2,456.7 million and $3,409.7 million, respectively. The above performance targets are not a prediction of how the Company will perform during the fiscal years 2008 through 2011. The Company is not providing any guidance, nor updating any prior guidance, of its future performance with the disclosure of these performance targets, and you are cautioned not to rely on these performance targets as a prediction of the Company’s future performance. A copy of the Option Agreement is attached as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Senior Executive Annual Performance Bonus Plan

The Board of Holdings approved, and the stockholders of Holdings adopted by written consent, a Senior Executive Annual Performance Bonus Plan (the “Bonus Plan”) on November 13, 2007 that is intended to provide for an annual performance bonus for the CEO and other designated executive officers of the Company that is intended to qualify as performance-based compensation under Section 162(m) of the Code. The Bonus Plan is similar to and replaces the Company’s Senior Executive Annual Performance Bonus Arrangement that was approved in 2003.

The Holdings Compensation and Human Resources Committee (the “Compensation Committee”) has been designated by the board of directors to administer the provisions of the Bonus Plan, and has delegated its authority to the Holdings Stock Committee, which is composed of directors who qualify as outside directors within the meaning of Section 162(m) of the Code. The committee administering the Bonus Plan is required generally to designate participants and, for each participant, to set one or more performance goals for a fiscal year not later than 90 days after the beginning of such fiscal year. For fiscal 2008, the Stock Committee has designated Messrs. Neubauer, Sutherland, Kerin, Colli, Saligram and Vozzo and Ms. McKee as participants.

Under the Bonus Plan, the annual performance goals, which may differ for each participant, must be based on attainment of target levels of or a targeted percentage increase in or, to the extent permitted under Section 162(m) of the Code, solely upon the achievement of, one or more of the following Company or business group criteria: earnings before interest and taxes, return on net assets, net income, after tax return on investment, sales, revenues, earnings per share, total shareholder return, return on equity, return on investment, total business return, return on gross investment, operating cash flow, free cash flow, stock price appreciation, operating income or pre-tax income. The measures may be based on absolute performance or performance relative to a peer group or other external measure of selected performance. The bonus amount may be a specified dollar amount, or may be equal to a specified share of a bonus pool that is based on a percentage of a specified performance goal. Performance goals under the Bonus Plan will be adjusted, upward or downward, to the extent permitted by Section 162(m) to reflect (a) a change in accounting standards, (b) a significant acquisition or divestiture, (c) a significant capital transaction, (d) any other unusual, nonrecurring items that are separately identified and quantified in Holding’s audited financial statements, (e) or any other extraordinary item or event, so long as such accounting change is required or such transaction or nonrecurring item occurs after the goals for the fiscal year are established, and such exclusions are stated at the time the performance goals are determined. Performance goals may be adjusted, upward or downward, to reflect any other extraordinary item or event, so long as any such item or event is separately identified as an item or event requiring adjustment of such goals at the time the performance goals are determined, and such item or event occurs after the goals for the fiscal year are established.

Provisions were added to the Bonus Plan to ensure that the Bonus Plan is compliant with Section 409A of the Code. The Bonus Plan will by its terms expire in 2012. A copy of the Bonus Plan is attached as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference.

On November 12, 2007, the Compensation and Human Resources Committee of the Holdings Board approved increases to the annual base salaries, effective January 1, 2008, for the following Named Executive Officers of the company. The amounts of the increased salaries of such Named Executive Officers are, for L. Frederick Sutherland, $680,000, for Andrew C. Kerin, $660,000, for Bart J. Colli, $610,000, for Lynn B. McKee, $555,000, for Ravi Saligram, $565,000, and for Thomas J. Vozzo, $555,000.

ITEM 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Number	Description
10.1	Amendment dated November 15, 2007 to the Employment Agreement dated November 2, 2004 between ARAMARK Corporation and Joseph Neubauer

10.2	ARAMARK Holdings Corporation 2007 Management Stock Incentive Plan (as amended and restated)

10.3	Form of Non Qualified Stock Option Agreement

10.4	Senior Executive Annual Performance Bonus Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARAMARK CORPORATION

Date: November 16, 2007	By:	/s/ L. FREDERICK SUTHERLAND
	Name:	L. Frederick Sutherland
	Title:	Executive Vice President and Chief Financial Officer

Index to Exhibits

Number	Description
10.1	Amendment dated November 15, 2007 to the Employment Agreement dated November 2, 2004 between ARAMARK Corporation and Joseph Neubauer

10.2	ARAMARK Holdings Corporation 2007 Management Stock Incentive Plan (as amended and restated)

10.3	Form of Non Qualified Stock Option Agreement

10.4	Senior Executive Annual Performance Bonus Plan

Exhibit 10.1

SECOND AMENDMENT TO

EMPLOYMENT AGREEMENT

SECOND AMENDMENT, effective as of November [15], 2007, to the EMPLOYMENT AGREEMENT, dated as of the 2nd day of November, 2004 (the “Employment Agreement”) by and between ARAMARK CORPORATION, a Delaware corporation, and JOSEPH NEUBAUER.

RECITALS

WHEREAS, Congress recently passed new laws regarding the taxation of deferred compensation (the “Deferred Compensation Tax Rules”) under which certain severance payments and benefits provided for in the Employment Agreement could be considered to be deferred compensation, and as such, if the deferred compensation is not paid out at certain times following certain rules, Mr. Neubauer could be subject to tax and penalties that would be in addition to any ordinary income taxes that Mr. Neubauer would otherwise have to pay upon receipt of such compensation; and

WHEREAS, the United States Treasury Department recently promulgated regulations regarding the Deferred Compensation Tax Rules, which require certain provisions to be inserted into existing deferred compensation plans and arrangements for compliance with the Deferred Compensation Tax Rules; and

WHEREAS, the parties hereto wish to amend the Employment Agreement to avoid the potential imposition of any additional tax under the new Deferred Compensation Tax Rules on some or all of the payments and benefits that Mr. Neubauer might receive in the future (whether under the Employment Agreement or otherwise), and therefore ARAMARK is proposing to amend the Employment Agreement to include a provision that (1) imposes certain limitations on the timing of payments or benefits provided under the Employment Agreement (and any other nonqualified deferred compensation plan or arrangement maintained by ARAMARK in which Mr. Neubauer participates) in an effort to ensure that the payment or provision of any such payments or benefits is made at a time that is permitted under the Deferred Compensation Tax Rules, and (2) if ARAMARK is unable to provide any payments or benefits to Mr. Neubauer in the manner currently contemplated under the Employment Agreement (or any other nonqualified deferred compensation plan or arrangement maintained by ARAMARK in which Mr. Neubauer participates) without subjecting Mr. Neubauer to an additional tax under the Deferred Compensation Tax Rules, ARAMARK will provide Mr. Neubauer with the intended payments or benefits in an alternative manner that conveys an equivalent economic benefit to Mr. Neubauer as soon as practicable as may be permitted under the Deferred Compensation Tax Rules, in addition to other provisions required by the Deferred Compensation Tax Rules;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Employment Agreement is amended as follows:

1. Amendment to Section 13. Section 13(a) of the Employment Agreement is amended by replacing the semicolon (;) with the following at the end thereof:

“,which day, if Mr. Neubauer is a “specified employee” within the meaning of the Deferred Compensation Tax Rules, shall be the first day following the six-month period beginning on the date of Mr. Neubauer’s termination of employment; provided, further, that to the extent that the amount of payments due under Section 9 are not subject to the Deferred Compensation Tax Rules by virtue of the application of Treas. Reg. Sec. 1.409A-1(b)(9)(iii)(A), such payments may be made prior to the expiration of such six-month period;”

2. Amendment to Section 13. Section 13 of the Employment Agreement is amended to add the following at the end thereof:

“For purposes of the Deferred Compensation Tax Rules, each payment made under this Agreement shall be designated as a “separate payment” within the meaning of the Deferred Compensation Tax Rules.”

3. Effect on Employment Agreement. The ARAMARK and Mr. Neubauer each acknowledges and agrees that upon execution of this Amendment, on and after the date of this Amendment, the Employment Agreement will otherwise continue in full force and effect as amended by this Amendment in accordance with its terms.

4. Miscellaneous. This Amendment is entered into and shall be construed in accordance with the laws of the Commonwealth of Pennsylvania. Capitalized terms used but not defined in this Amendment are used with the meanings assigned in the Employment Agreement.

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have caused this Agreement to be signed as of the date first above written.

ARAMARK CORPORATION

By:	/s/ Lynn McKee
Name:	Lynn McKee
Title:	Executive Vice President, Human Resources

/s/ Joseph Neubauer
Joseph Neubauer

Exhibit 10.2

ARAMARK HOLDINGS CORPORATION

2007 MANAGEMENT STOCK INCENTIVE PLAN

ARTICLE I

PURPOSE OF THE PLAN

The purpose of the ARAMARK CORPORATION 2007 MANAGEMENT STOCK INCENTIVE PLAN (the “Plan”) is to further the growth and success of Aramark Holdings Corporation, a Delaware corporation (the “Company”), and its Affiliates (as hereinafter defined) by enabling directors and employees of, or consultants to, the Company or any of its Affiliates to acquire Shares (as hereinafter defined), thereby increasing their personal interest in such growth and success and to provide a means of rewarding outstanding performance by such persons to the Company and/or its Affiliates. Awards granted under the Plan shall include nonqualified stock options (referred to herein as “Options”), restricted shares of Common Stock (“Restricted Stock”), the opportunity to purchase shares of Common Stock (“Purchased Stock”) and such Other Stock-Based Awards as the Board may determine (collectively, the “Awards”).

ARTICLE II

DEFINITIONS

As used in the Plan, the following terms shall have the meanings set forth below:

“Adoption Agreement” means an agreement between the Company and an individual eligible to become a Participant or a holder of Shares, pursuant to which such individual agrees to become a party to the Stockholders Agreement.

“Affiliate” means with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such Person or any other entity designated by the Board in which the Company or an Affiliate has an interest. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies (whether through the ownership of securities or any partnership or other ownership interests, by contract or otherwise) of a Person. The term “Affiliate” shall not include at any time any portfolio companies of any of the Sponsor Stockholders or any of their Affiliates, other than the Company and its Subsidiaries.

“Award” has the meaning set forth in Article I hereof.

“Award Agreement” means any writing setting forth the terms of an Award that has been duly authorized and approved by the Board or the Committee.

“Board” means the Board of Directors of the Company.

“Cause” means, with respect to a Participant: (i) if such Participant is at the time of termination a party to any employment, consulting or other similar agreement (any such agreement, an “Individual Agreement”) that defines such term, the meaning given in such Individual Agreement; (ii) otherwise if such Participant is at the time of termination a party to an Award Agreement which was entered into under this Plan and defines such term, the meaning given in the Award Agreement; and (iii) in all other cases, such

Participant’s (A) commission of a felony or a crime of moral turpitude; (B) commission of a willful and material act of dishonesty involving the Company; (C) material breach of the Company’s Business Conduct Policy that causes harm to the Company or its business reputation; or (D) willful misconduct that causes material harm to the Company or its business reputation.

“Change of Control” shall have the meaning set forth in the Stockholders Agreement.

“Closing Date” shall have the meaning ascribed thereto in the Agreement and Plan of Merger made and entered into as of the 8th day of August, 2006, by and among RMK Acquisition Corporation, a Delaware corporation, RMK Finance LLC, a Delaware limited liability company, and the Company (the “Merger Agreement”).

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the Compensation and Human Resources Committee of the Board or such other committee appointed by the Board to administer the Plan (and, before the time that the Board appoints such committee and such committee first meets to take action, the Board).

“Common Stock” means the common stock of the Company, par value $.01 per share.

“Company” has the meaning set forth in Article I hereof.

“Corporate Transaction” has the meaning set forth in Section 7.1 hereof.

“Deferred Stock Unit” or “DSU” means the right to receive one whole Share for each whole Deferred Stock Unit, and cash for fractional Deferred Stock Units, upon the terms and conditions set forth in the respective Award Agreement granting the Award.

“Disability” means, unless the Award granted to the applicable Participant is subject to Section 409A of the Code, with respect to each Participant, the Participant is (1) unable to perform the material and substantial duties of the Participant’s Regular Occupation (as defined herein below) due to the Participant’s sickness or injury; and (2) the Participant is under the regular care of a qualified doctor; and (3) the Participant has incurred a 20% or more loss in the Participant’s monthly earnings due to that sickness or injury (or such other definition of disability that results in a termination of employment and commencement of receipt of benefits under the Company or its Affiliate’s long term disability plan, as in effect at the applicable time (the “LTD Plan”)). In the event that the Award granted to the applicable Participant is subject to Section 409A of the Code, the term Disability, shall instead have the meaning of “Disability” as defined under Section 409A of the Code or any successor provision of the Code at the applicable time. For purposes of this definition, the term “Regular Occupation” means the occupation the Participant is routinely performing when the Participant’s Disability begins, which shall be determined by the LTD Plan Claims Administrator as provided in the LTD Plan.

“Effective Date” means January 25, 2007 (the date the Plan was adopted by the Board and approved by the shareholders of the Company).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means (1) on the Closing Date, the price the Sponsor Stockholders paid to acquire the Common Stock and (2) as of any subsequent, specified date, if the Common Stock is listed on a national securities exchange, the closing price of the Common Stock on any national securities exchange or any national market system (including, but not limited to, The NASDAQ National Market) on that date, or if no prices are reported on that date, on the last preceding date on which such prices of the Common Stock are so reported. If the Common Stock is not then listed on any national securities exchange but is traded over the counter at the time determination of its Fair Market Value is required to be made, its Fair Market Value shall be deemed to be equal to the average between the reported high and low sales prices of Common Stock on the most recent date on which Common Stock was publicly traded. If the Common Stock is not publicly traded at the time a determination of its Fair Market Value is to be made, then “Fair Market Value” shall have the meaning set forth in the Stockholders Agreement. In connection with any of the foregoing, solely to the extent necessary to avoid causing an Option or an Other Stock-Based Award (if and where applicable) to be deemed deferred compensation within the meaning of Section 409A of the Code, the Board may deviate from such meaning and determine Fair Market Value in such manner as it deems appropriate, reasonable and in good faith is required to comply with Section 409A of the Code, after consultation with counsel to the Company, but in all cases will make such determination in a manner that is as close as possible to that set forth herein.

“IPO” shall have the meaning set forth in the Stockholders Agreement.

“Net Exercise” means a Participant’s ability to exercise an Option by directing the Company to deduct from the shares of Common Stock issuable upon exercise of his Options a number of Shares having an aggregate Fair Market Value equal to the sum of the aggregate Option Price therefor plus the amount of the Participant’s Tax Withholding, and the Company shall thereupon issue to the Participant the net remaining number of Shares after such deductions.

“Notice” has the meaning set forth in Section 5.6 hereof.

“Option” has the meaning set forth in Article I hereof.

“Option Price” has the meaning set forth in Section 5.4 hereof.

“Option Shares” has the meaning set forth in Section 5.6(b) hereof.

“Original Shares” shall have the meaning set forth in the Stockholders Agreement.

“Participant” has the meaning set forth in Article IV hereof.

“Person” shall include an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Plan” has the meaning set forth in Article I hereof.

“Public Offering” shall have the meaning set forth in the Stockholders Agreement.

“Reserved Shares” means, subject to adjustment in accordance with Section 7.1 below: (1) an aggregate number of Shares equal to 15.5% of the fully-diluted Common Stock of the Company as of immediately after the Closing Date (the “Fully Diluted Equity”), up to 11% of which will be granted at or within ninety days following the Closing Date (the “Initial Grant Pool”) and the remainder of which will be granted in future years; provided that (i) any amount of Shares subject to the Initial Grant Pool that are not granted within such ninety-day period, and any related Returned Shares, may be granted under an Award at any time during the term of this Plan, and (ii) except as otherwise provided in clause (i) of this definition, no more than 1% of the Fully Diluted Equity shall be granted as Awards in each of the first three years following the Closing Date; plus (2) the aggregate number of Shares that constitute Original Shares (other than those held by Joseph Neubauer or any of the Sponsor Stockholders) (and any related Returned Shares); plus (3) 200,000 Shares, subject to adjustment in accordance with Section 7.1 below, available exclusively for issuance under the Plan pursuant to Awards of Deferred Stock Units to non-employee directors of the Company.

“Retirement” means with respect to a Participant the retirement of such Participant upon or after achieving age 60 and five (5) years of employment with the Company, any of its Affiliates, and/or any of their respective predecessors.

“Returned Shares” shall have the meaning set forth in Section 3.6(b) hereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Stockholders Agreement” means the Stockholders Agreement, dated on or about January 26, 2007, among the Company and the holders party thereto, as it is amended, supplemented, restated or otherwise modified from time to time.

“Shares” means shares of Common Stock.

“Spin-off” means any distribution without consideration of shares of a Subsidiary to shareholders of the Company.

“Sponsor Stockholders” shall have the meaning set forth in the Stockholders Agreement.

“Sponsor Investment” means direct or indirect investments in Shares made by the Sponsor Stockholders on or after the Closing Date, but excluding any purchases or repurchases of Shares on any securities exchange or any national market system after an IPO. Any direct or indirect investments in Shares made by the Sponsor Stockholders after the Closing Date shall be included in this definition except in the event and to the extent that the Sponsor Stockholders waive such inclusion herein for any purpose under this Plan.

“Subsidiary” means any corporation or other entity of which the Company owns securities or interests having a majority, directly or indirectly, of the ordinary voting power in electing the board of directors, managers, general partners or similar governing Persons thereof.

“Tax Withholding” means a Participant’s minimum tax withholding with respect to any Award granted hereunder.

“Termination Date” means the tenth anniversary of the Effective Date.

“Termination of Relationship” means (i) if the Participant is an employee of the Company or any Affiliate, the termination of the Participant’s employment with the Company and its Affiliates for any reason; (ii) if the Participant is a consultant to the Company or any Affiliate, the termination of the Participant’s consulting relationship with the Company and its Affiliates for any reason; and (iii) if the Participant is a director of the Company or any Affiliate, the termination of the Participant’s service as a director of the Company or such Affiliate for any reason; including, in the case of clauses (i), (ii) or (iii), as a result of such Affiliate no longer being a Affiliate of the Company because of a sale, divestiture or other disposition of such Affiliate by the Company (whether such disposition is effected by the Company or another Affiliate thereof). Notwithstanding the foregoing, unless otherwise approved by the Chief Executive Officer of the Company (provided that such authority shall be effective only to the extent that neither its existence nor its exercise would result in imposition of taxes under Section 409A of the Code), a Termination of Relationship shall not be deemed to have occurred if a Participant remains an employee or director of the Company or any Affiliate, but a Termination of Relationship shall be deemed to have occurred if a Participant remains a consultant of the Company or any Affiliate.

“Vested Options” means Options that have vested in accordance with the applicable Award Agreement.

ARTICLE III

ADMINISTRATION OF THE PLAN; SHARES SUBJECT TO THE PLAN

3.1	Committee.

The Plan shall be administered by the Committee.

3.2	Procedures.

The Committee shall adopt such rules and regulations as it shall deem appropriate concerning the holding of meetings and the administration of the Plan, which shall be consistent with the current practice of the Compensation and Human Resources Committee of ARAMARK CORPORATION as of the Effective Date.

3.3	Interpretation; Powers of Committee.

Except as may otherwise be expressly reserved to the Board as provided herein, and with respect to any Award, except as may otherwise be provided in the Award Agreement evidencing such Award or an Individual Agreement between the Participant and Company, the Committee shall have all powers with respect to the administration of the Plan, including the authority to:

(a) determine eligibility and the particular persons who will receive Awards;

(b) grant Awards to eligible persons, determine the price and number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of Awards consistent with the express limits of the Plan, establish the installments (if any) in which such Awards will become exercisable or will vest and the respective consequences thereof (or determine that no delayed exercisability or vesting is required), and establish the events of termination or reversion of such Awards;

(c) approve the forms of Award Agreements, which need not be identical either as to type of Award or among Participants;

(d) construe and interpret the provisions of the Plan and any Award Agreement or other agreement defining the rights and obligations of the Company and Participants under the Plan, make factual determinations with respect to the administration of the Plan, further define the terms used in the Plan, and prescribe, amend and rescind rules and regulations relating to the administration of the Plan;

(e) cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding Awards held by Participants, subject to any required consent under Article X;

(f) accelerate or extend the exercisability or extend the term of any or all outstanding Awards, subject to any consent required under Article X; and

(g) make all other determinations and take such other action as contemplated by this Plan or as may be necessary or advisable for the administration of this Plan and the effectuation of its purposes, other than the amendment of any Plan provision, which power and authority shall be held by the Board and subject to the Stockholders Agreement.

All decisions of the Board or the Committee, as the case may be, shall be made in good faith and shall be conclusive and binding on all Participants in the Plan.

3.4	Terms of Certain Award Agreements

Notwithstanding anything else set forth in this Plan document to the contrary, any grants of Options shall be made using the form attached hereto as Exhibit A with only such changes as may be made by the Board solely with respect to the Option Price (to the extent required to comply with Section 5.4 of this Plan), the EBIT Targets (as such term is defined in Exhibit A) for any applicable Fiscal Years subsequent to those identified in Exhibit A and the Sponsor shareholder return targets, and the date on which the vesting of the Options shall commence (namely, to reflect the later grant date of the Options); provided that the Committee may make changes to the form to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award or to aid in the administration of the Plan or any Award in the manner and to the extent the Committee deems necessary or desirable. Fifty percent of Options granted will vest upon the attainment of performance goals, and fifty percent of Options will vest in equal annual installments on each of the first four anniversaries of the applicable date of grant, in each case in a manner substantially similar to the manner set forth in the Award Agreement attached as Exhibit A (subject to the changes noted in the preceding sentence). In connection with all of the foregoing, the Committee shall in good faith consider making additional Award grants following the fourth anniversary of the Closing Date. In addition to the foregoing, Participants who are non-employee directors of the Company may be granted Deferred Stock Units upon the terms and conditions pursuant to an Award Agreement attached hereto as Exhibit C with such changes as may be made by the Board; provided that the Committee may make changes to the form to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award or to aid in the administration of the Plan or any Award in the manner and to the extent the Committee deems necessary or desirable.

3.5	Compliance with Code Section 162(m).

In the event the Company becomes a “publicly-held corporation” as defined in Code §162(m)(2), the Company may establish a committee of outside directors meeting the requirements of Code §162(m)(2) to (i) approve Awards that might reasonably be anticipated to result in the payment of employee remuneration that would otherwise exceed the limit on employee remuneration deductible for income tax purposes by the Company pursuant to Code §162(m); and (ii) administer the Plan. In such event, the powers reserved to the Committee in the Plan shall be exercised by such compensation committee. In addition, to the extent Code §162(m) is applicable, Awards under the Plan may be granted upon satisfaction of the conditions to such grants provided pursuant to Code §162(m) and any Treasury Regulations promulgated thereunder. In connection with the foregoing, (i) subject to adjustment in accordance with Section 7.1, the maximum number of Shares for which Options, and any Other Stock-Based Awards that are intended to qualify as performance-based compensation under Code §162(m) (“Performance Based Awards”), may be granted during any calendar year to any Participant shall be 7,500,000, and (ii) the maximum amount of a Performance Based Award that can be paid in cash to any Participant during any calendar year shall be $90,000,000.

3.6	Number of Shares.

(a) Subject to the provisions of Article VII (relating to adjustments upon changes in capital structure and other corporate transactions), the aggregate number of Shares with respect to which Awards may be granted under the Plan shall not exceed the Reserved Shares.

(b) Shares that are subject to or underlie Options granted under the Plan that expire, are redeemed as part of a Net Exercise settlement or as part of the payment of any Option Price, or for any reason are canceled or terminated without having been exercised (or Shares subject to or underlying the unexercised portion of any Options, in the case of Options that were partially exercised at the time of their expiration, cancellation or termination), including in any such instance any Options or Shares subject to or underlying Options that are purchased by the Company from the Participants pursuant to the Stockholders Agreement or otherwise, shall again become available for subsequent Awards of Options or Purchased Stock under the Plan; and Shares that were Purchased Stock or other Shares issued in exchange for shares of common stock of the Company in connection with the Merger by a Participant, that are purchased by the Company from the Participants pursuant to the Stockholders Agreement or otherwise, shall again only become available for subsequent Awards of Purchased Stock under the Plan (any Shares so expired, redeemed, cancelled, terminated or purchased, “Returned Shares”). In addition to the foregoing, Shares that are purchased by the Company from any Participants who are non-employee directors of the Company pursuant to the Stockholders Agreement or otherwise, shall again only become available for subsequent Awards of Deferred Stock Units under the Plan, and for all purposes of this Plan shall be included in the term “Returned Shares” as defined in the immediately preceding sentence.

3.7	Reservation of Shares.

The number of Shares reserved for issuance with respect to Awards granted under the Plan shall at no time be less than the maximum number of Shares which may be issued or delivered at any time pursuant to outstanding Awards.

ARTICLE IV

ELIGIBILITY

4.1	General.

Awards may be granted under the Plan only to persons who are employees or directors of, or consultants to, the Company or any of its Affiliates on the date of the grant. Each such person to whom an Award is granted under the Plan is referred to herein as a “Participant.”

ARTICLE V

STOCK OPTIONS

5.1	General.

Options may be granted under the Plan at any time and from time to time on or prior to the Termination Date. Each Option granted under the Plan shall be subject to the terms and conditions set forth in the Plan. Each Option shall be evidenced by an Award Agreement incorporating the terms and provisions of the Plan that shall be executed by the Company and the Participant. The Award Agreement shall specify the number of Shares for which such Option shall be exercisable, the Option Price (as defined in Section 5.4 below) for such Shares and the other terms and conditions of the Option.

5.2	Vesting.

Subject to Section 3.4, the Committee, in its sole discretion, shall determine whether and to what extent any Options are subject to vesting based upon the Participant’s continued service to, or the Participant’s performance of duties for, the Company and its Subsidiaries, and/or upon any other basis.

5.3	Date of Grant.

Except as may be otherwise provided in an Award Agreement or as may be required by applicable law, the date of grant of an Option under this Plan shall be the date as of which the Committee approves the grant.

5.4	Option Price.

Subject to Section 3.4, the “Option Price” shall be the exercise price per Share of any Option granted under this Plan, to be determined by the Committee and set forth in the Award Agreement. In no event, however, may the Committee determine an Option Price that is less than the Fair Market Value of the Share on the date of grant.

5.5	Payment of Option Price and Tax Withholding.

The aggregate Option Price (and any Tax Withholding due) shall, to the extent permitted by applicable law, be paid:

(a) in cash (by wire transfer of immediately available funds to a bank account of the Company, by delivery of a certified check payable to the Company);

(b) by surrender of shares of Common Stock (by delivery of such shares or by attestation) with a Fair Market Value equal to the Option Price; provided that such Shares have been held by the Participant for such period, if any, as may be required from time to time by the Committee in order to satisfy applicable generally accepted accounting principles);

(c) pursuant to a “Net Exercise” arrangement; provided, however, that in such event, the Committee may exercise its discretion to limit or prohibit the use of a Net Exercise solely with respect to Tax Withholding if the Committee determines in good faith that to allow for a Net Exercise with respect to Tax Withholding would result in a material negative impact on the Company’s and its Subsidiaries, near-term liquidity needs;

(d) if the Common Stock is a class of securities then listed or admitted to trading on any national securities exchange or traded on any national market system (including, but not limited to, The Nasdaq National Market), in compliance with any cashless exercise program authorized by the Board or the Committee for use in connection with the Plan at the time of such exercise (but, subject in any case, to the applicable limitations of Rule 16b-3 under the Exchange Act); or

(e) a combination of the methods set forth in this Section 5.5.

5.6	Notice of Exercise.

A Participant (or other person, as provided in Section 7.2) may exercise an Option (for the Shares represented thereby) granted under the Plan in whole or in part (but for the purchase of whole Shares only), as provided in the Award Agreement evidencing his Option, by delivering a notice (the “Notice”) to the Company in accordance with the Option exercise notice practices and procedures in effect at ARAMARK CORPORATION as of the Effective Date. In accordance therewith, the Notice may include the following:

(a) that the Participant elects to exercise the Option;

(b) the number of Shares with respect to which the Option is being exercised (the “Option Shares”);

(c) the method of payment for the Option Shares (which method must be available to the Participant under the terms of his Award Agreement);

(d) the date upon which the Participant desires to consummate the purchase of the Option Shares (which date must be prior to the termination of such Option); and

(e) any additional provisions with respect to Notice consistent with the Plan as the Committee may from time to time require.

The exercise date of an Option shall be the date on which the Company receives the Notice and any payment due from the Participant. Such Notice shall also contain, to the extent such Participant is not then a party to the Stockholders Agreement (and the Stockholders Agreement has not been terminated prior to such date), an Adoption Agreement, in form and substance satisfactory to the Board pursuant to which the Participant agrees to become a party to the Stockholders Agreement.

ARTICLE VI

OTHER EQUITY AWARDS

6.1	Other Equity-Based Awards

Subject to the Stockholders Agreement (including, without limitation, Section 1.09(a)) and subject to the Reserved Shares limit referred to in Section 3.6(a) of this Plan, the Committee may grant or sell awards of Shares, including awards of Restricted Stock, Purchased Stock (including the right to purchase shares on a date that is up to 12 months after the date a Participant becomes employed by the Company or any of its Affiliates or is promoted to an eligible employment band, which right the Committee shall provide to such newly hired or promoted employees as the Chief Executive Officer of the Company may recommend) and awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares, including, without limitation, awards of Deferred Stock Units (such other awards, the “Other Stock-Based Awards”). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards under the Plan. Subject to the provisions of the Plan and the Stockholders’ Agreement, the Committee shall determine to whom and when other equity-based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Awards; whether such Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

6.2	Issuance of Shares to Participants.

The Company shall issue Shares to a Participant upon the entry by the Company into the stockholder records of the Company in the name of the Participant (or other person exercising the applicable Option in accordance with the provisions of Section 8.2) of the number of Shares acquired by the Participant under the Plan, whether upon exercise of an Option (in which case such issuance shall occur as soon as practicable after receipt of the Notice and payment of the aggregate Option Price for such Shares) or otherwise; provided that the Company, in its sole discretion, may elect to not issue any fractional Shares upon the exercise of an Option (determining the fractional Shares after aggregating all Shares issuable to a single holder as a result of an exercise of an Option for more than one Share) and, in lieu of issuing such fractional Shares, shall pay the Participant the Fair Market Value thereof. Neither the Participant nor any person exercising an Option in accordance with the provisions of Section 8.2 shall have any privileges as a stockholder of the Company with respect to any Shares of stock issuable upon exercise of an Option granted under the Plan until the date of entry of the stockholdings of the Participant into the stockholder records of the Company representing such Shares pursuant to this Section 6.2.

ARTICLE VII

ADJUSTMENTS

7.1	Changes in Capital Structure.

Subject to Section 7.2, in the event of a stock dividend, stock split, reverse stock split, share combination, or recapitalization or similar event affecting the capital structure of the Company, an extraordinary cash dividend, separation, Spin-off or a reorganization, the Committee shall act in good faith and make appropriate and equitable substitutions or adjustments, as applicable, to: (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the number and kind of Shares or other securities subject to outstanding Awards; (C) performance metrics and targets underlying outstanding Awards; and (D) the Option Price of outstanding Options.

In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disaffiliation, or similar event affecting the Company or any of its Subsidiaries (each, a “Corporate Transaction”), the Committee shall act in good faith and make appropriate and equitable substitutions or adjustments, as applicable, to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the number and kind of Shares or other securities subject to outstanding Awards; (C) performance metrics and targets underlying outstanding Awards; and (D) the Option Price of outstanding Options. In the case of a Corporate Transaction that does not constitute a Change of Control, the Committee shall act in good faith and make appropriate and equitable substitutions or adjustments, which, in addition to those identified in the immediately preceding sentence, may also include, without limitation, (1) the cancellation of outstanding Awards in exchange for, on a per Share basis, the same amount and kind of consideration, in the same proportion, as that received by each Sponsor Stockholder in respect of each Share held (directly or indirectly) by the Sponsor Stockholder (less, in the event an Award is an Option, the applicable Option Price); and (2) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards.

In the case of a Corporate Transaction that does constitute a Change in Control, unless any given Participant agrees otherwise with respect to his or her own Awards, all then outstanding Awards shall be cancelled in exchange for, on a per Share basis, the same amount and kind of consideration, in the same proportion, as that received by each Sponsor Stockholder in respect of each Share held (directly or indirectly) by the Sponsor Stockholder (less, in the event an Award is an Option, the applicable Option Price).

7.2	Extraordinary Cash Distributions.

In the event of an extraordinary cash distribution on Shares subject to an Option, the Option Price of such Option shall be reduced by the amount of such cash distribution (the “Adjustment Amount”), but only to the extent permitted without subjecting such Option to Section 409A of the Code. If the Adjustment Amount exceeds the reduction permitted without subjecting such Option to Section 409A of the Code (such excess, the “Excess”), then, if and when the Option becomes a Vested Option, the holder thereof shall receive, in addition to the Shares subject to such Option, an amount in cash or in the form of additional Shares having a value equal to the Excess.

ARTICLE VIII

RESTRICTIONS ON AWARDS

8.1	Compliance With Securities Laws.

No Awards shall be granted under the Plan, and no Shares shall be issued and delivered pursuant to Awards granted under the Plan, unless and until the Company and/or the Participant shall have complied with all applicable Federal, state or foreign registration, listing and/or qualification requirements and all other requirements of law or of any regulatory agencies having jurisdiction.

The Committee in its discretion may, as a condition to the delivery of any Shares pursuant to any Award granted under the Plan, require under the Award Agreement that the applicable Participant (i) represent in writing that the Shares received pursuant to such Award are being acquired for investment and not with a view to distribution and (ii) make such other representations and warranties as are deemed reasonably appropriate by the Committee. Stock certificates representing Shares acquired under the Plan that have not been registered under the Securities Act shall, if required by the Committee, bear such legends as may be required by the Stockholders Agreement and the applicable Award Agreement.

8.2	Nonassignability of Awards.

No Award granted under this Plan shall be assignable or otherwise transferable by the Participant, except by designation of a beneficiary, by will or by the laws of descent and distribution. An Award may be exercised during the lifetime of the Participant only by the Participant, unless the Participant becomes subject to a Disability. If a Participant dies or becomes subject to a Disability, his Options shall thereafter be exercisable, during the period specified in the applicable Award Agreement (as the case may be), by the Participant subject to a Disability by his designated beneficiary or if no beneficiary has been designated in writing, by his executors or administrators to the full extent (but only to such extent) to which such Options were exercisable by the Participant at the time of (and after giving effect to any vesting that may occur in connection with) his death or Disability.

Before granting any Awards or issuing any Shares under the Plan to any person who is not already a party to the Stockholders Agreement, the Company shall obtain an executed Adoption Agreement from such person, unless a Public Offering shall have already occurred prior to such grant or issuance.

8.3	No Right to an Award or Grant.

Neither the adoption of the Plan nor any action of the Board or the Committee shall be deemed to give an employee, director or consultant any right to be granted an Option to purchase Common Stock, receive an Award under the Plan except as may be evidenced by an Award Agreement duly executed on behalf of the Company, and then only to the extent of and on the terms and conditions expressly set forth in the Award Agreement. The Plan will be unfunded. The Company will not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the payment of any Award.

8.4	No Evidence of Employment or Service.

Nothing contained in the Plan or in any Award Agreement shall confer upon any Participant any right with respect to the continuation of his employment by or service with the Company or any of its Subsidiaries or interfere in any way with the right of the Company or any such Subsidiary, in its sole discretion (subject to the terms of any separate agreement to the contrary), at any time to terminate such employment or service or to increase or decrease the compensation of the Participant from the rate in existence at the time of the grant of an Award.

8.5	No Liability with Respect to Any Corporate Action.

Subject to Section 3.4 and Article XIII, nothing contained in the Plan or in any Award Agreement will be construed to prevent the Company or any Subsidiary or Affiliate of the Company from taking any corporate action which is deemed by the Company or by its Subsidiaries and Affiliates to be appropriate or in its best interest and no Participant or beneficiary of a Participant will have any claim against the Company or any affiliate as a result of any such corporate action.

ARTICLE IX

TERM OF THE PLAN

This Plan shall become effective on the Effective Date and shall terminate on the Termination Date. No Awards may be granted after the Termination Date. Any Award outstanding as of the Termination Date shall remain in effect and the terms of the Plan will apply until such Award terminates as provided in the Plan or the applicable Award Agreement.

ARTICLE X

AMENDMENT OF PLAN

Subject to any applicable provision of the Stockholders Agreement, the Plan may be modified or amended in any respect, and at any time or from time to time, by the Board or by the Committee with the prior approval of the Board. Notwithstanding the foregoing, the Plan may not be modified or amended as it pertains to any existing Award Agreement without the consent of an applicable Participant where such modification or amendment would materially impair the rights of such Participant. In addition, no such amendment shall be made without the approval of the Company’s stockholders to the extent such approval is required by applicable law or regulation or the listing standards of the securities exchange, which is, at the applicable time, the principal market for the Common Stock.

ARTICLE XI

CAPTIONS

The use of captions in the Plan is for convenience. The captions are not intended to provide substantive rights.

ARTICLE XII

WITHHOLDING TAXES

Upon any exercise or payment of any Award, the Participant shall be required to pay or provide for payment of the amount of any Tax Withholding which the Company or any Subsidiary may be required to withhold with respect to any exercise of an Option or other payment of an Award; provided, that to the extent permitted by applicable law, the Participant may satisfy such payment obligations to the Company through (i) the deduction from any amount payable to the Participant in cash or securities in respect of the Award the amount of any taxes which the Company may be required to withhold with respect to such exercise or payment; or (ii) in accordance with the provisions of Section 5.5(c) hereof, the reduction of the number of Shares to be delivered to the Participant in connection with such exercise or payment by the appropriate number of Shares, valued at their then Fair Market Value, to satisfy the minimum Tax Withholding obligation, provided, however, that in such event, the Committee may exercise its discretion to limit or prohibit the use of Shares for such Tax Withholding if the Committee determines in good faith that to allow for the use of such Shares with respect to Tax Withholding would result in a material negative impact on the Company’s and its Subsidiaries, near-term liquidity needs. In no event will the value of Shares withheld under clause (ii) above exceed the minimum amount of required Tax Withholding under applicable law.

ARTICLE XIII

CODE SECTION 409A COMPLIANCE

If any term, distribution or settlement of an Award, or any other action by the Company (including by the Committee) pursuant to the terms of this Plan or an Award Agreement, subjects a Participant to tax under Section 409A of the Code, the Company shall indemnify and hold harmless the Participant for any taxes, interest and penalties the Participant may incur under Section 409A of the Code as a result thereof, such that on a net-after-tax basis, the Participant shall not be liable for any such taxes, interest or penalties, or for any taxes, interest or penalties imposed upon the Company’s provision of such indemnity. The Company and the Participant shall cooperate in good faith, and consult with tax counsel to the Company, to restructure the Award and the Award Agreement (which may require the provision of an alternative payment or benefit, but which shall not convey an economic benefit to the Participant that is diminished in value to the Participant other than in a de minimis manner) in a manner that will cause the Participant to not be subject to such taxes, interest and penalties in respect of the Award and the Award Agreement (or any such restructured arrangement).

ARTICLE XIV

SECTION 16 COMPLIANCE

In the event that the Company becomes subject to Section 16 of the Exchange Act, it is intended that the Plan and any Award made to a Participant subject to Section 16 of the Exchange Act will meet all of the requirements of Rule 16b-3. Accordingly, unless otherwise provided by the Committee, if any provisions of the Plan or any Award would disqualify the Plan or the Award, or would otherwise not comply with Rule 16b-3, such provision or Award will be construed or deemed amended to conform to Rule 16b-3.

ARTICLE XV

OTHER PROVISIONS

Subject to Section 3.4, each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Committee, in its sole discretion.

ARTICLE XVI

NUMBER AND GENDER

With respect to words used in the Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, and vice versa, as the context requires.

ARTICLE XVII

MISCELLANEOUS

17.1	Affiliate Employees.

In the case of a grant of an Award to an employee or consultant of any Affiliate of the Company, the Company may, if the Committee so directs, issue or transfer the shares of Common Stock, if any, covered by the Award to the Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer the shares of Common Stock to the employee or consultant in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All shares of Common Stock underlying Awards that are forfeited or canceled should revert to the Company.

17.2	Foreign Employees and Foreign Law Considerations.

The Committee may grant Awards to individuals who are eligible to participate in the plan who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

ARTICLE XVIII

GOVERNING LAW

All questions concerning the construction, interpretation and validity of the Plan and the instruments evidencing the Awards granted hereunder shall be governed by and construed and enforced in accordance with the domestic laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In furtherance of the foregoing, the internal law of the State of Delaware will control the interpretation and construction of this Plan, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

* * * * * *

As adopted by the Board and the shareholders of Aramark Holdings Corporation on January 25, 2007, and amended and restated and approved by the Board on November     , 2007 and by the shareholders of ARAMARK Holdings Corporation on November     , 2007.

Exhibit A

Form of Option Award Agreement

Exhibit B

Form of Restricted Stock Award Agreement

Exhibit 10.3

CERTIFICATE OF GRANT

[Investment Match or Discretionary] Stock Option Award

This certifies that the Participant:

On Database

has been granted the non-qualified stock options described in this Certificate of Grant to purchase shares of ARAMARK Holdings Corporation Common Stock in accordance with the Vesting Schedule indicated below:

VESTING SCHEDULE

Time Based Options	Performance Based Options*	Vesting Date
On Database	On Database	On Database
On Database	On Database	On Database
On Database	On Database	On Database
On Database	On Database	On Database

Grant Price: On Database	Number of Shares: On Database
Date of Grant: On Database	Participant Account Number: On Database
Grant Number: On Database	Expiration Date: On Database

This Option Award is subject to the terms and conditions of the attached Non-Qualified Stock Option Agreement (the “Option Agreement”).

*	Vesting is subject to the achievement of certain financial targets or the occurrence of certain events as described in the Option Agreement.

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CONFIDENTIAL

This page is intentionally left blank.

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FORM OF NON QUALIFIED STOCK OPTION AGREEMENT (this “Agreement”) dated as of [                    ][    ], 200[7][8] between ARAMARK HOLDINGS CORPORATION, a Delaware corporation (the “Company”), and the Optionee set forth on the Certificate of Grant and signature page to this Agreement (the “Optionee”).

WHEREAS, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) made and entered into as of the 8th day of August, 2006, by and among RMK Acquisition Corporation, a Delaware corporation (“MergerCo”), RMK Finance LLC, a Delaware limited liability company, and Aramark Corporation, MergerCo has been merged with and into Aramark Corporation, with Aramark Corporation surviving the merger as a wholly-owned subsidiary of the Company (the “Transaction”);

WHEREAS, the Company, acting through the Committee (as such term is defined in the Plan) has agreed to grant to the Optionee, as of the date first set forth above (the “Grant Date”), an option under the Aramark Holdings Corporation 2007 Management Stock Incentive Plan (the “Plan”) to purchase a number of shares of Common Stock on the terms and subject to the conditions set forth in this Agreement and the Plan; and

WHEREAS, the Optionee is, in connection with the execution of this Agreement, to become a party to the Stockholders Agreement (as such term is defined in the Plan).

NOW, THEREFORE, in consideration of the promises and of the mutual agreements contained in this Agreement, the parties hereto hereby agree as follows:

Section 1. The Plan. The terms and provisions of the Plan are hereby incorporated into this Agreement as if set forth herein in their entirety. In the event of a conflict between any provision of this Agreement and the Plan, the provisions of the Agreement shall control. A copy of the Plan has been provided to the Optionee. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in the Plan or the Stockholders Agreement, as the case may be.

Section 2. Option; Option Price. Effective on the Grant Date, on the terms and subject to the conditions of the Plan and this Agreement, the Company hereby grants to the Optionee the option (the “Option”) to purchase the number of Shares set forth on the Certificate of Grant to which this agreement is attached, at the Option Price equal to $[the most recent quarterly appraisal price of one share of Common Stock] One-half of the Option consists of options with time-based vesting (“Time-Based Options”), and one-half of the Option consists of options with performance-based vesting (“Performance-Based Options”). The payment of the Option Price may be made, at the election of the Optionee, in any manner authorized under Section 5.5 of the Plan as such section is in effect on the date of this Agreement. The Option is not intended to qualify for federal income tax purposes as an “incentive stock option” within the meaning of Section 422 of the Code.

Section 3. Term. The term of the Option (the “Option Term”) shall commence on the Grant Date and expire on the tenth anniversary of the Grant Date, unless the Option shall have sooner been terminated in accordance with the terms of the Plan (including, without limitation, Article V of the Plan) or this Agreement.

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Section 4. Vesting. Subject to the Optionee’s not having a Termination of Relationship and except as otherwise set forth in Section 7, the Options shall become non-forfeitable and exercisable (any Options that shall have become non-forfeitable and exercisable pursuant to Section 4, the “Vested Options”) according to the following provisions:

(a) Time-Based Options.

(i) Twenty-five percent (25%) of the Time-Based Options shall become Vested Options on each of the first four anniversaries of the Grant Date (each, a “Vesting Date”), subject to the Optionee’s continued employment with the Company through the applicable Vesting Date.

(ii) Notwithstanding Section 4(a)(i), in the event of (A) a Change of Control, each outstanding Time-Based Option which has not theretofore become a Vested Option pursuant to Section 4(a)(i) shall become a Vested Option concurrently with consummation of such event, and (B) a Termination of Relationship as a result of the Optionee’s death, Disability, or Retirement (each, a “Special Termination”), the installment of Time-Based Options scheduled to vest during the 12-month period immediately following such Special Termination shall become Vested Options, and the remaining Time-Based Options which are not then Vested Options shall be forfeited.

(b) Performance-Based Options.

(i) Twenty-five percent (25%) of the Performance-Based Options shall become Vested Options on each Vesting Date, subject to the Optionee’s continued employment with the Company through the applicable Vesting Date and the achievement of the applicable EBIT performance target for the applicable fiscal year of the Company relating to the applicable Vesting Date (each such fiscal year, a “Fiscal Year”, and each such EBIT performance target, an “EBIT Target”, all as set forth on Schedule 1 to this Agreement).

(ii) Notwithstanding Section 4(b)(i), but, except as otherwise provided in Section 4(b)(ii)(E) below, subject to the Optionee’s continued employment with the Company through the applicable vesting event:

(A) in the event that the EBIT Target is not achieved for any particular Fiscal Year set forth on Schedule 1 to this Agreement (other than the Final Fiscal Year as defined on Schedule 1) (any such Fiscal Year, a “Missed Year”), if the cumulative EBIT earned as of the end of any subsequent Fiscal Year equals or exceeds the Cumulative EBIT Target (as set forth on Schedule 1 to this Agreement) for such subsequent Fiscal Year (any such Fiscal Year, a “Catch-up Year”), then all installments of Performance-Based Options that did not become vested in respect of any Missed Year will nevertheless become Vested Options on the same date that the installment of Performance-Based Options that otherwise vests in respect of such Catch-up Year pursuant to this Section 4(b) (see the attached Schedule 2 for an example hereof);

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(B) upon the consummation of a Return-Based Vesting Event (as defined below), all then-unvested Performance-Based Options shall become Vested Options concurrently with the consummation of such event;

(C) upon the consummation of a Qualified Partial Liquidity Event (as defined below), a portion of the then-unvested Performance-Based Options (in the order set forth below) shall become Vested Options concurrently with the consummation of such event, such that the total percentage of Performance-Based Options that have become Vested Options immediately after the consummation of such Qualified Partial Liquidity Event shall, after taking into account any Performance-Based Options that had become Vested Options pursuant to any other provision of Section 4(b) prior to such Qualified Partial Liquidity Event, be equal to the Partial Liquidity Vesting Percentage (as defined below) (see the attached Schedule 2 for an example hereof);

(D) upon the occurrence, prior to the conclusion of the Final Fiscal Year, of a Change of Control that is not a Return-Based Vesting Event, a percentage of the then-unvested Performance-Based Options which would have been eligible for vesting based on EBIT performance for the Fiscal Year during which the Change in Control occurs and those eligible for any subsequent Fiscal Years, equal to (x) 100% multiplied by (y) a quotient, the numerator of which is the aggregate number of Performance-Based Options that previously became Vested Options prior to the Fiscal Year in which such Change of Control occurs, and the denominator of which is the aggregate number of Performance-Based Options that were eligible to become Vested Options if all EBIT Targets were achieved prior to the Fiscal Year during with the Change in Control occurs, shall become Vested Options concurrently with consummation of such a Change of Control (see the attached Schedule 2 for an example hereof); and

(E) in the event of a Special Termination, all installments of unvested Performance-Based Options that would have vested during the 12-month period immediately following such Special Termination (the “Special Termination Vesting Period”) in accordance with the other provisions of this Section 4(b) if no such termination had occurred during such period (including in the event that any such installments would have vested based on (x) the achievement of the Cumulative EBIT Target for the Fiscal Year immediately following the Fiscal Year in which the Special Termination occurs in accordance with Section 4(b)(ii)(A), or (y) the occurrence during the Special Termination Vesting Period of a Return-Based Vesting Event, a Qualified Partial Liquidity Event or a Change of Control that is not a Return-Based Vesting Event, in accordance with Section 4(b)(ii)(B), Section 4(b)(ii)(C), or Section 4(b)(ii)(D), respectively) shall become Vested Options on the applicable Vesting Date(s) that occur during the Special Termination Vesting Period (see the attached Schedule 2 for an example hereof).

For purposes of Section 4(b)(ii)(C) above, the then-unvested Performance-Based Options shall become Vested Options in the manner set forth therein, in the following order, to the extent applicable: first, any then-unvested Performance-Based Options from any prior Missed Years (beginning with the earliest Missed Year and each subsequent Missed Year); second, the then-unvested Performance-Based Options eligible for vesting based on EBIT performance for the Fiscal Year in which the Qualified Partial

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Liquidity Event occurs; and third, any then-unvested Performance-Based Options eligible for vesting based on EBIT performance for the Fiscal Year immediately subsequent to the Fiscal Year in which the Qualified Partial Liquidity Event occurs and each subsequent Fiscal Year.

(c) Except as otherwise provided above with respect to a Special Termination, upon a Termination of Relationship for any reason, the unvested portion of the Option (i.e., that portion which does not constitute Vested Options) shall terminate and cease to be outstanding on the date the Termination of Relationship occurs and shall no longer be eligible to become Vested Options, provided, however, that if upon the date the Termination of Relationship occurs, the Committee is unable to determine if the EBIT Target for the Fiscal Year immediately preceding the year in which the Termination of Relationship occurs has been met, any unvested portion of the Option that could vest based upon such determination shall not terminate until such determination is made (and shall vest if the applicable EBIT Target is achieved in accordance with Section 4(6)(ii) above)).

(d) Certain Definitions.

(i) A “Return-Based Vesting Event” shall be deemed to occur upon the achievement of either of the following performance goals: (x) on or after the third anniversary of the Grant Date, the Sponsor IRR (or, during the Special Termination Vesting Period, the Special Termination Sponsor IRR) is equal to or exceeds 22% or (y) the Sponsor Stockholders have, prior to the third anniversary of the Grant Date, received a Sponsor Return (or, during the Special Termination Vesting Period, the Special Termination Sponsor Return) that equals or exceeds 200% of the Sponsor Investment.

(ii) A “Qualified Partial Liquidity Event” shall mean any disposition, whether in an IPO or other public offering, or any sale or other private transaction to any person or entity, of a portion of the Sponsor Investment (including any Change of Control, transfer from one Investor Group to another Investor Group, or LP Transfer (as defined below), but excluding, for the avoidance of doubt, a Spin-off, unless and until such shares are themselves disposed of or realized upon for cash and/or liquid or marketable equity or debt securities), or a recapitalization, resulting in (x) on or after the third anniversary of the Grant Date, the achievement by the Sponsor Stockholders of a Sponsor IRR (or, during the Special Termination Vesting Period, the Special Termination Sponsor IRR) that would equal or exceed 22%, or (y) prior to the third anniversary of the Grant Date, the receipt of a Sponsor Return (or, during the Special Termination Vesting Period, the Special Termination Sponsor Return) that equals or exceeds 200% of the Sponsor Investment, in either case, when measured with respect to such disposed or otherwise realized upon portion (and all previously liquidated, disposed of or otherwise realized (in cash or marketable securities, taking into account Section 4(d)(vi)) upon portions) of the Sponsor Investment.

(iii) The “Partial Liquidity Vesting Percentage” shall equal the percentage of the Sponsor Investment liquidated, disposed of or otherwise realized upon in a Qualified Partial Liquidity Event; provided that, if immediately following such event, the Sponsor Stockholders have liquidated, disposed of or otherwise realized upon 80% or more of the Sponsor Investment, then the Partial Liquidity Vesting Percentage shall equal 100%.

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(iv) “Sponsor IRR” means the pretax compounded annual internal rate of return realized by the Sponsor Stockholders on the Sponsor Investment, based on the aggregate amount invested by the Sponsor Stockholders for all Sponsor Investment and the aggregate value and amount of cash and liquid or marketable debt or equity securities (excluding securities of the Company and, in the event of a Spin-off, securities of a Subsidiary (“Subsidiary Stock”), unless and until such shares are themselves disposed of or realized upon for cash and/or liquid or marketable equity or debt securities) actually received by the Sponsor Stockholders or in respect of all Sponsor Investment, assuming all Sponsor Investment were purchased by one Person and were held continuously by such Person. The Sponsor IRR shall be determined based on the actual time of each Sponsor Investment and the actual cash and liquid or marketable debt or equity securities received (in each case, measured at the time of receipt) by the Sponsor Stockholders in respect of all Sponsor Investment and including, as a return on each Sponsor Investment, any cash dividends, cash distributions or cash sales by the Company or any Affiliate in respect of such Sponsor Investment during such period, any transaction fees received in connection with the Transaction, and, in the event of any distribution of Shares by a Sponsor Stockholder to its general or limited partners, members, managers or stockholders (in each such case, other than a distribution by a Sponsor Stockholder to another member of such Sponsor Stockholder’s Investor Group) in accordance with such Sponsor Stockholder’s governing documents (an “LP Transfer”), the Fair Market Value of such Shares on such distribution date (the “LP Transfer Value”), but excluding any amounts payable to the Sponsor Stockholders as expense reimbursements and indemnification payments.

(v) “Sponsor Return” shall mean, on an aggregate basis, the value and amount of cash and liquid or marketable equity or debt securities (excluding securities of the Company or, in the event of a Spin-off, Subsidiary Stock, unless and until such Subsidiary Stock are themselves disposed of or realized upon for cash and/or liquid or marketable equity or debt securities) actually received by the Sponsor Stockholders in respect of all Sponsor Investment, assuming all Sponsor Investment were purchased by one Person and were held continuously by such Person. The Sponsor Return shall be determined based on the actual time of each Sponsor Investment and actual cash and/or liquid or marketable equity or debt securities received (in each case, measured at the time of receipt) by the Sponsor Stockholders in respect of all Sponsor Investment and including, as a return on each Sponsor Investment, any cash dividends, cash distributions, cash sales made by the Company or any Affiliate in respect of such Sponsor Investment during such period, any transaction fees received in connection with the Transaction, and, in the event of an LP Transfer, the LP Transfer Value, but excluding any amounts payable to the Sponsor Stockholders as expense reimbursements and indemnification payments.

(vi) In the event of a Special Termination, the term “Special Termination Sponsor IRR” shall have the same meaning as “Sponsor IRR”, except that the Sponsor IRR shall also be determined by including in such calculation the following, as of the

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date of such termination: (x) if no IPO has occurred at such time, the Fair Market Value of the Common Stock and the fair market value (determined in a manner consistent with the manner in which the Fair Market Value is determined under the Plan) of any Subsidiary Stock then held by the Sponsor Stockholders; or (y) following an IPO, the fair market value of each of the Common Stock and any Subsidiary Stock then held by the Sponsor Stockholders, calculated based on the average trading price of the applicable stock over the 30 trading-day period prior to the applicable potential Vesting Date (the amounts in clauses (x) and (y), collectively, the “Special Termination Valuations”); and the term “Special Termination Sponsor Return” shall have the same meaning as “Sponsor Return”, except that the Sponsor Return shall also be determined by including in such calculation the Special Termination Valuations.

All decisions by the Committee with respect to any calculations pursuant to this Section 4 shall be made in good faith after consultation with senior management and shall be final and binding on the Optionee absent manifest error by the Committee.

Section 5. Restriction on Transfer/ Stockholders Agreement. The Option may not be transferred, pledged, assigned, hypothecated or otherwise disposed of in any way by the Optionee, except (i) if permitted by the Board or the Committee, (ii) by will or the laws of descent and distribution or (iii) pursuant to beneficiary designation procedures approved by the Company. The Option shall not be subject to execution, attachment or similar process. Shares of Common Stock acquired pursuant to the exercise of Options hereunder will be subject to the Stockholders Agreement. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the Option contrary to the provisions of this Agreement or the Stockholders Agreement shall be null and void and without effect.

Section 6. Optionee’s Employment. Nothing in this Agreement or in the Option shall confer upon the Optionee any right to continue in the employ of the Company or any of its Subsidiaries or interfere in any way with the right of the Company and its Subsidiaries, in their sole discretion, to terminate the Optionee’s employment or to increase or decrease the Optionee’s compensation at any time.

Section 7. Termination. The Option shall automatically terminate and shall become null and void, be unexercisable and be of no further force and effect upon the earliest of:

(a) so long as the Optionee remains employed by the Company or one of its Affiliates, the tenth anniversary of the Grant Date;

(b) in the case of a Termination of Relationship due to a Special Termination, (i) with respect to any Time-Based Options and Performance-Based Options that are vested as of the Termination of Relationship, the first anniversary of the Termination of Relationship, and (ii) with respect to any Performance-Based Option that becomes a Vested Option pursuant to Section 4(b)(ii)(E), the later of the first anniversary of the Termination of Relationship and the 90th day following the last Vesting Date (if any) that occurs during the Special Termination Vesting Period;

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(c) in the case of a Termination of Relationship other than (x) for Cause or (y) due to a Special Termination, the 90th day following the Termination of Relationship; and

(d) the day of the Termination of Relationship in the case of a Termination of Relationship for Cause.

Section 8. Securities Law Representations. The Optionee acknowledges that, unless and until the Option and the Shares are registered under the Securities Act on a Form S-8, the Option and the Shares are not being registered under the Securities Act, based, in part, on either (i) reliance upon an exemption from registration under Securities and Exchange Commission Rule 701 promulgated under the Securities Act or (ii) the fact that the Optionee is an “accredited investor” (as defined under the Securities Act and the rules and regulations promulgated thereunder), and, in each of (i) and (ii) above, a comparable exemption from qualification under applicable state securities laws, as each may be amended from time to time. The Optionee, by executing this Agreement, hereby agrees that the Optionee shall make such representations as may be required to be made by the Optionee upon any acquisition of Shares hereunder as set forth in the Stockholders Agreement, as such representations, if any, shall be required to be made at such time. The Optionee further represents the following, as of the date hereof:

•

The Optionee represents and warrants that (i) such party has full legal power, authority and right to execute and deliver, and to perform its obligations under, this Agreement, and (ii) this Agreement has been duly and validly executed and delivered by such party and constitutes a valid and binding agreement of such party enforceable against such party in accordance with its terms.

•

The Optionee has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Option and the restrictions imposed on any Shares purchased upon exercise of the Option.

•

The Optionee is aware that the Option may be of no practical value, that any value it may have depends on its vesting and exercisability as well as an increase in the Fair Market Value of the underlying Shares to an amount in excess of the Option Price, and that any investment in common shares of a closely held corporation such as the Company is non-marketable, non-transferable and could require capital to be invested for an indefinite period of time, possibly without return, and at substantial risk of loss.

•	The Optionee has read and understands the restrictions and limitations set forth in the Stockholders Agreement, the Plan and this Agreement.

•

The Optionee has not relied upon any oral representation made to the Optionee relating to the Option or the purchase of the Shares on exercise of the Option or upon information presented in any meeting or material relating to the Option or the Shares.

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•

The Optionee understands and acknowledges that, if and when the Optionee exercises the Option, (a) any certificate evidencing the Shares (or evidencing any other securities issued with respect thereto pursuant to any stock split, stock dividend, merger or other form of reorganization or recapitalization) when issued shall bear any legends which may be required by applicable federal and state securities laws, and (b) except as otherwise provided in this Agreement or under the Stockholders Agreement or the Registration Rights Agreement (as such term is defined in the Stockholders Agreement), the Company has no obligation to register the Shares or file any registration statement under federal or state securities laws.

Section 9. Designation of Beneficiary. The Optionee may appoint any individual or legal entity in writing as the Optionee’s beneficiary to receive any Option (to the extent not previously terminated or forfeited) under this Agreement upon the Optionee’s death or Disability. The Optionee may revoke the Optionee’s designation of a beneficiary at any time and appoint a new beneficiary in writing. To be effective, the Optionee must complete the designation of a beneficiary or revocation of a beneficiary by written notice to the Company under Section 11 of this Agreement before the date of the Optionee’s death. In the absence of a beneficiary designation, the legal representative of the Optionee’s estate shall be deemed the beneficiary.

Section 10. [Intentionally Omitted.]

Section 11. Notices. All notices, claims, certifications, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given and delivered if personally delivered or if sent by nationally-recognized overnight courier, by telecopy, email or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

If to the Company, to it at:

If to the Company, to:

ARAMARK Holdings Corporation

ARAMARK Tower

1101 Market Street

Philadelphia, PA 19107-2988

Attention: Head of Human Resources

With a copy to:

ARAMARK Holdings Corporation

ARAMARK Tower

1101 Market Street

Philadelphia, PA 19107-2988

Attention: General Counsel

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If to the Optionee, to him at the address set forth on the signature page hereto; or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. Any such notice or other communication shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery (or if such date is not a business day, on the next business day after the date of delivery), (b) in the case of nationally-recognized overnight courier, on the next business day after the date sent, (c) in the case of telecopy transmission, when received (or if not sent on a business day, on the next business day after the date sent), and (d) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted.

The Company shall, reasonably promptly upon the occurrence of any vesting pursuant to Section 4(b)(ii)(E) above, provide notice to the Optionee of such vesting (it being understood that a failure to so provide such notice shall not result in an extension of the applicable Option exercise period, but shall constitute a breach of this Agreement).

Section 12. Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement must be in writing and shall not operate or be construed as a waiver of any other or subsequent breach.

Section 13. Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY.

Section 14. Withholding. As a condition to exercising this Option in whole or in part, the Optionee will pay, or make provisions satisfactory to the Company for payment of, any Federal, state, local and other applicable taxes required to be withheld in connection with such exercise in a manner that is set forth in Section 5.6 of the Plan.

Section 15. Adjustment to Option; Registration of Shares. In the event of any event described in Article VII of the Plan occurring after the Grant Date, the adjustment provisions (including cash payments) as provided for under Article VII of the Plan shall apply. The Company shall, concurrently with the closing of a Public Offering, register all Shares subject to an Option by filing a Form S-8 with the U.S. Securities Exchange Commission.

Section 16. Section 409A of the Code. If any term, distribution or settlement of this Agreement, or any other action by the Company (including by the Committee) pursuant to the terms of the Plan or this Agreement, would subject the Optionee to tax under Section 409A of the Code, the Company shall indemnify and hold harmless the Optionee for any taxes, interest and penalties the Optionee may incur under Section 409A of the Code as a result thereof, such that on a net-after-tax basis, the Optionee shall not be liable for any such taxes, interest or penalties, or for any taxes, interest or penalties imposed upon the Company’s provision of such

11

indemnity. The Company and the Optionee shall cooperate in good faith, and consult with tax counsel to the Company, to restructure the Option and this Agreement (which may require the provision of an alternative payment or benefit, but which shall not convey an economic benefit to the Optionee that is diminished in value to the Optionee other than in a de minimis manner) in a manner that will cause the Optionee to not be subject to such taxes, interest and penalties in respect of the Option and this Agreement (or any such restructured arrangement).

Section 17. Modification of Rights; Entire Agreement. The Optionee’s rights under this Agreement and the Plan may be modified only to the extent expressly provided under this Agreement or under Article X or Article XIV of the Plan. This Agreement and the Plan (and the other writings referred to herein, including the Stockholders Agreement or the Registration Rights Agreement) constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior written or oral negotiations, commitments, representations and agreements with respect thereto.

Section 18. Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 19. Waiver of Jury Trial; Legal Fees. Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, trial by jury in any suit, action or proceeding arising hereunder or under any other agreement regarding any option to purchase Shares that may be granted to the Optionee under the Plan after the date of this Agreement. In the event of any dispute regarding any term of this Option, the Company shall promptly reimburse the Optionee for all legal fees and expenses the Optionee incurs in connection with such dispute if the Optionee prevails in such dispute on a substantial portion of the claims under such dispute.

Section 20. FOREFEITURE IF AGREEMENT NOT EXECUTED IN 90 DAYS. THIS AGREEMENT AND THE OPTION SHALL AUTOMATICALLY TERMINATE AND SHALL BECOME NULL AND VOID AND BE OF NO FURTHER FORCE AND EFFECT, AND THE OPTIONEE SHALL HAVE NO FURTHER RIGHTS UNDER THIS AGREEMENT, IF THE OPTIONEE DOES NOT RETURN AN EXECUTED COUNTERPART TO THIS AGREEMENT TO THE COMPANY WITHIN 90 DAYS OF THE GRANT DATE.

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Section 21. Counterparts. This Agreement may be executed in one or more counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts together shall constitute but one agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Nonqualified Stock Option Agreement as of the date first written above.

ARAMARK HOLDINGS CORPORATION

By:
Name:
Title:

OPTIONEE

(Signature of Optionee)

(Print Name of Optionee)

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Schedule 1

EBIT Targets

(in millions)

Year	Annual EBIT Target	Cumulative EBIT Target
2008	$755.2	N.A.
2009	$815.5	$1,570.7
2010	$886.0	$2,456.7
2011 (the “Final Fiscal Year”)	$953.0	$3,409.7

EBIT shall mean for any Fiscal Year, net income increased by (i) net interest expense and (ii) the provision for income taxes; all determined in accordance with U.S. generally accepted accounting principles (GAAP) consistently applied on a consolidated basis. For this purpose EBIT shall:

a)	Exclude any extraordinary gains or losses, cumulative effect of a change in accounting principle, income or loss from disposed or discontinued operations and any gains or losses on disposed or discontinued operations, all as determined in accordance with GAAP.

b)	Exclude any gain or loss greater than $2 million attributable to asset dispositions, contract terminations and similar items, provided that losses on contract terminations and asset dispositions in connection with client contract terminations shall be limited in any given Fiscal Year to $5 million.

c)	Exclude any increase in amortization or depreciation resulting from the application of purchase accounting to the Transaction, including the current amortization of existing acquired intangibles.

d)	Exclude any gain or loss from the early extinguishment of indebtedness including any hedging obligations or other derivative instrument.

e)	Exclude any impairment charge or similar asset write off required by GAAP.

f)	Exclude any non cash compensation expense resulting from the application of SFAS No. 123R or similar accounting requirements.

g)	Exclude any expenses or charges related to any equity offering, acquisition, disposition, recapitalization, refinancing or similar transaction, including the Transaction.

h)	Exclude any transaction, management, monitoring, consulting, advisory and related fees and expenses paid or payable to the Sponsor Stockholders.

i)	Exclude the effects of changes in foreign currency translation rates from such rates used in the calculation of the EBIT Targets.

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j)	Exclude the impact that the 53rd week of operations will have on the Company’s financial results during Fiscal 2008.

The final EBIT calculation for any Fiscal Year will be subject to review and approval by the Committee.

The EBIT Targets shall be adjusted for acquisitions as follows:

a)	For acquisitions having purchase consideration of less than $20 million each, there shall be no adjustment until the aggregate consideration for all such acquisitions exceeds $20 million in any Fiscal Year and then the EBIT Targets shall be adjusted to the extent the consideration for all such acquisitions exceeds $20 million. The amount of the adjustment shall be based on the last twelve months earnings of the acquired business, provided however, that the last twelve months earnings shall be adjusted, if necessary, to reflect the sustainable underlying profitability of the acquired business. If the purchase consideration for all such acquisitions is less than $20 million in any Fiscal Year, the amount by which $20 million exceeds such aggregate consideration shall be carried forward to future Fiscal Years for purposes of making this determination under this sub paragraph a).

b)	For acquisitions having purchase consideration of more than $20 million each, the EBIT Targets shall be adjusted based on the pro forma used to approve the acquisition.

The EBIT Targets will be adjusted for divestitures of a business by the amount of the last twelve months earnings of the divested business.

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Schedule 2

Examples of Application of Certain Provisions of Section 4(b)(ii)

For ease of reference, the following is based on the following hypothetical EBIT targets:

EBIT Targets

Year	Annual EBIT Target	Cumulative EBIT Target
First Fiscal Year	$10.00	N/A
Second Fiscal Year	$15.00	$25.00
Third Fiscal Year	$20.00	$45.00
Fourth Fiscal Year	$25.00	$60.00

Section 4(b)(ii)(A)

First Fiscal Year: EBIT is $8.00. No Performance-Based Options for First Fiscal Year vest.

Second Fiscal Year: Annual EBIT is $16.00, Cumulative EBIT is $24.00. Performance-Based Options for Second Fiscal Year vest because annual EBIT Target is achieved, Performance-Based Options for First Fiscal Year do not vest because Cumulative EBIT Target is not achieved.

Third Fiscal Year: Annual EBIT is $25.00, Cumulative EBIT is $49.00. Performance-Based Options for Third Fiscal Year vest because annual EBIT is achieved; Performance-Based Options for First Fiscal Year also vest because Cumulative EBIT Target is achieved.

Section 4(b)(ii)(C)

First Fiscal Year: EBIT is $12.00. Performance-Based Options for First Fiscal Year vest (i.e., 25% of all Performance-Based Options are vested).

Second Fiscal Year: EBIT is $14.00. No Performance-Based Options for Second Fiscal Year vest (i.e, Optionee is still only vested in 25% of all Performance-Based Options).

Third Fiscal Year: A Qualified Partial Liquidity Event occurs where the Partial Liquidity Vesting Percentage is 75%. Performance-Based Options for Second Fiscal Year vest and, whether or not either of the EBIT Targets for Third Fiscal Year is achieved, the Performance-Based Options for Third Fiscal Year will also vest, such that the Optionee will be 75% vested in all Performance-Based Options.

Section 4(b)(ii)(D)

First Fiscal Year: EBIT is $16.00. Performance-Based Options for First Fiscal Year vest (i.e., 100% of all Performance-Based Options that were eligible to vest in First Fiscal Year are vested).

Second Fiscal Year: EBIT is $14.00. No Performance-Based Options for Second Fiscal Year vest (i.e., Optionee is only 50% vested in all Performance-Based Options that were eligible to vest in First Fiscal Year and Second Fiscal Year combined).

Third Fiscal Year: A Change of Control that is not a Return-Based Vesting Event occurs. 50% of the Performance-Based Options for Third Fiscal Year and Fourth Fiscal Year will become vested.

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Section 4(b)(ii)(B) and (E)

First Fiscal Year: EBIT is $8.00. No Performance-Based Options for First Fiscal Year vest.

Second Fiscal Year: EBIT is $14.00. No Performance-Based Options for First Fiscal Year or Second Fiscal Year vest.

January of Third Fiscal Year: Optionee’s employment terminates due to Retirement.

August of Third Fiscal Year: A Return-Based Vesting Event occurs. All Performance-Based Options (for First Fiscal Year through Fourth Fiscal Year) vest, even though the event occurs after the Optionee’s employment terminates, because the event occurs within 12 months after the termination of employment.

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Exhibit 10.4

ARAMARK HOLDINGS CORPORATION

SENIOR EXECUTIVE ANNUAL PERFORMANCE BONUS PLAN

1. General. This Plan is intended to provide for an annual performance bonus for the Chairman and CEO and other designated Senior Executives upon the attainment of annual performance goals established by the Committee, which annual performance bonus will be excluded from the computation of compensation for purposes of the federal income tax deductibility limitation on executive officer compensation.

2. DEFINITIONS

“ARAMARK” means ARAMARK Holdings Corporation, a Delaware corporation, and any successor.

“CEO” means the Chairman and Chief Executive Officer of ARAMARK or the individual or individuals acting in that capacity.

“Committee” means the committee of those members of either the Compensation and Human Resources Committee or such other committee of the ARAMARK board of directors that may be delegated as a compensation committee for purposes of Section 162(m), consisting of two or more directors as may be delegated authority to administer this Plan, who are required to be, so long as ARAMARK is a corporation subject to Section 162(m), outside directors within the meaning of Section 162(m).

“Company” means ARAMARK Holdings Corporation, a Delaware corporation, and any successor.

“Participant” means the, CEO and the other Senior Executives designated to participate in this Plan.

“Plan” means this ARAMARK Senior Executive Annual Performance Bonus Plan.

“Section 162(m)” means Section 162(m) under the Internal Revenue Code of 1986, as amended, or any successor provision, and the regulations promulgated thereunder.

“Senior Executive” means the CEO and any other officer of ARAMARK or of any subsidiary of ARAMARK.

3. Participation. The CEO and the other Senior Executives shall be eligible to be designated as Participants in this Plan. This Plan shall apply only to the CEO and to those additional Senior Executives designated by the Committee, in writing, as Participants for each fiscal year of the Company.

4. Performance Measures. The annual (i.e., fiscal year) performance goals shall be based on attainment of target levels of, a targeted percentage increase in, or, to the extent permitted under Section 162(m), solely the achievement of, one or more of the following

Company or business group measures (all capitalized terms not defined herein shall have the meanings contained in ARAMARK’s audited financial statements for the relevant performance period): (1) Earnings Before Interest and Taxes (“EBIT”), (2) Return on Net Assets (“RONA”), (3) Net Income, (4) After Tax Return on Investment (“ATROI”), (5) Sales, (6) Revenues, (7) Earnings Per Share, (8) Total Shareholder Return, (9) Return on Equity (“ROE”), (10) Return on Investment (“ROI”), (11) Total Business Return, (12) Return on Gross Investment (“ROGI”), (13) Operating Cash Flow, (14) Free Cash Flow, (15) Operating Income, (16) Pretax Income or (17) stock price appreciation. The measures may be based on absolute ARAMARK performance or ARAMARK performance relative to a peer group or other external measure of selected performance. In all events, the annual performance goals shall be established in a manner intended to comply with the requirements of Section 162(m).

5. Performance Period. The performance period shall be ARAMARK’s fiscal year, or such shorter period as determined by the Committee.

6. Individual Maximum Amounts. The maximum annual performance bonus payable to any Participant in respect of any fiscal year under this Plan is $4,500,000 (disregarding any appreciation during any period of deferral under Section 7(e) below). For performance periods less than 12 months, the maximum award will be adjusted in proportion to the duration of the performance period.

7. ADMINISTRATION

(a) Committee. The Committee shall have the sole and exclusive authority to administer this Plan, including the interpretation of the terms hereof. The Committee shall be entitled to rely on information, opinions, reports and statements presented to the Committee by officers, employees and outside professionals and experts, including ARAMARK’s financial statements. Any determination by the Committee hereunder shall be final and binding on all Participants, their beneficiaries and the Company.

(b) Setting of Annual Goals and Annual Bonus Amounts.

(i) The Committee shall, for each fiscal year, establish in writing the bonus amount and the performance goal or goals for each Participant based on one or more of the performance measures listed in Section 4 above, not later than 90 days after the beginning of such fiscal year (or prior to the expiration of 25% of the performance period, if the performance period is less than one year), so long as, at that time, the attainment of such performance goal or goals is substantially uncertain (within the meaning of Section 162(m)). The Committee may establish different performance measures and different individual maximum amounts for each Participant.

(ii) Subject at all times to Section 6 above, in connection with the foregoing, a Participant’s bonus amount may be equal to a specified share of a pre-established bonus pool. Such bonus pool may be a pre-established aggregate dollar amount, or may, to the extent in compliance with Section 162(m), be based on the percentage of a specified performance measure (e.g., a percentage of Pretax Income). In no event will the total amount of all specified shares of any bonus pool for any given performance period exceed 100% of such bonus pool.

(c) Adjustment for Extraordinary Items. The Committee shall adjust, upward or downward, to the extent permitted by Section 162(m), the performance goals to reflect (i) a change in accounting standards or principles, (ii) a significant acquisition or divestiture, (iii) a significant capital transaction, or (iv) any other unusual, nonrecurring items which are separately identified and quantified in ARAMARK’s audited financial statements, so long as such accounting change is required or such transaction or nonrecurring item occurs after the goals for the fiscal year are established, and such adjustments are stated at the time that the performance goals are determined. The Committee may also adjust, upward or downward, as applicable, the performance goals to reflect any other extraordinary item or event, so long as any such item or event is separately identified as an item or event requiring adjustment of such goals at the time the performance goals are determined, and such item or event occurs after the goals for the fiscal year are established. In all events, any adjustments to be made to the performance goals shall be disclosed in a manner intended to satisfy the requirements of Section 162(m).

(d) Negative Discretion. At the time the extent of attainment of the annual performance goals is determined by the Committee, the Committee at its sole discretion may reduce, but may not increase, the amount of the annual performance bonus that would be otherwise payable to a Participant under this Plan. The Committee may take into consideration any and all factors relating to ARAMARK’s and the Participant’s performance for such fiscal year.

(e) Payment Only Upon Attainment or Performance Goals.

(i) An annual performance bonus shall be paid to a Participant under this Plan only in accordance with the terms of this Plan and only upon the attainment of the annual performance goals established, adjusted and applied by the Committee for such Participant. Except as explicitly provided in this Plan, no waiver or modification of the goals may be made. The Committee shall be the sole and exclusive arbiter of the extent, if any, to which the annual performance goals have been attained, and the amount of the annual performance bonus payable hereunder. Prior to the payment of any annual performance bonus to any Participant under this Plan, the Committee shall certify in writing the extent to which the annual performance goals for such Participant have been attained.

(ii) After Committee certification of the attainment of the performance goals, awards may be paid immediately (but in no event later than March 15 of the calendar year following the calendar year in which the performance period ends) or may be deferred; provided that (A) payment of any bonus award will only be made to Participants who were employed with the Company or one of its subsidiaries on the last day of the applicable performance period, and (B) the deferral of any bonus award may only be made if (I) the Participant irrevocably elects to defer his or her award on or before the date that is six months prior to the end of the applicable performance period in respect of which the award is payable; and (II) such Participant remains continuously employed by ARAMARK from the later of the beginning of the applicable performance period or the date the performance criteria are established in accordance with Section 7(b), through the date of such deferral election. Awards may be in the form of cash, common shares of ARAMARK stock, restricted stock units that are settled in common shares of ARAMARK stock or a combination thereof.

8. Additional Terms. Unless otherwise specifically provided by this Plan or by the Committee or unless not permitted by Section 162(m), the administrative terms of the ARAMARK Management Incentive Bonus Plan (as the same shall be in effect from time to time) (“MIB”) shall apply to bonus awards payable under this Plan, including by way of example terms relating to such matters as the ability to defer receipt of payment of an annual performance bonus; provided, however, that in the event of a conflict between this Plan and the MIB, this Plan shall govern.

9. Stockholder Approval. This Plan shall be effective upon its approval by the stockholders of ARAMARK.

10. Amendment. The Committee may, without further action by the stockholders, amend the Plan from time to time as it deems desirable; provided, that no such amendment may increase the group of employees who may receive compensation under the Plan identified in Section 3 above, change the permitted performance measures set forth in Section 4 above, increase the maximum bonus payable under the Plan as set forth in Section 6 above or make any other change requiring further stockholder approval under Section 162(m).

11. Duration and Termination. This Plan, unless earlier terminated, shall be effective through fiscal year 2012. The board of directors may, in its discretion, terminate this Plan at any time.

12. Compliance with IRC Section 409A. This Plan is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (any related regulations and guidance promulgated thereunder) (“Section 409A”) and will be interpreted in a manner intended to comply with Section 409A. In furtherance thereof, no payments may be accelerated under this Plan other than to the extent permitted under Section 409A. To the extent that any provision of this Plan violates Section 409A such that amounts would be taxable to a Participant prior to payment or would otherwise subject a Participant to a penalty tax under Section 409A, such provision shall be automatically reformed or stricken to preserve the intent hereof. Notwithstanding anything herein to the contrary, (i) if at the time of a Participant’s termination of employment the Participant is a “specified employee” as defined in Section 409A and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A, then ARAMARK shall defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the participant) until the date that is six months following the Participant’s termination of employment (or the earliest date as is permitted under Section 409A) and (ii) if any other payments due to a Participant hereunder could cause the application of an accelerated or additional tax under Section 409A, such payments or other benefits shall be deferred if deferral will make such payment compliant under Section 409A, or otherwise such payment shall be restructured, to the extent possible, in a manner, determined by the Committee, that does not cause such an accelerated or additional tax. The Committee shall implement the provisions of this section in good faith; provided that neither ARAMARK, nor the Committee nor any of ARAMARK’s or its subsidiaries’ employees or representatives shall have any liability to participants with respect to this section.

13. Governing Law. This Plan shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws.